

November 20, 2013

Via E-mail
William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Bio-Solutions Corp.
1250 NE Loop 410, Suite 200
San Antonio, TX 78209

      Re: Bio-Solution Corp.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 22, 2013
               File No. 333-147917

Dear Mr. Gallagher:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. Please file a revised audit report that refers to and renders an opinion on your statements of operations and cash flows for the period from inception of the development stage, October 1, 2011, to December 31, 2012. As long as you are considered a development stage entity, auditor association with cumulative amounts from inception included in your financial statements is required.

Statements of Cash Flow, page F-6

2. Please tell us your consideration of disclosing cash proceeds from convertible notes and repayments of convertible notes on a gross basis. Please refer to ASC 230-10-45-7 through 9.

Note 2 – Summary of Significant Accounting Policies, page F-8

3. Please tell us the method used for estimating the fair value of goods or services received, or the fair value of the equity instruments granted to employees and non-employees, the method used for measuring compensation costs from share-based payments to employees and non-employees and the total compensation costs related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Please refer to ASC 718-10 and ASC 505-50. In addition, please tell us your consideration of disclosing your accounting policies regarding stock-based compensation and the information in ASC 718-10-50-2 to the extent applicable.

Note 6 – Convertible Notes Payable, page F-15

4. We note your disclosure in the last paragraph that you recognized interest expense for the beneficial conversion features based on the fair market value per share of your common stock at December 31, 2012. We also note similar disclosure in Note 7 to your financial statements for the quarterly period ended September 30, 2013. Please tell us why your measurement of the intrinsic value of beneficial conversion features based on the fair value of your common stock at the end of the period complies with the guidance in ASC 470-20-30. Please also tell us your basis for recognizing interest income for the three and nine month periods ended September 30, 2013. In addition, please tell us your consideration of disclosing the outstanding principle balance of convertible promissory notes, the amount of the unamortized discount attributable to beneficial conversion features, the net carrying amount of the convertible notes at each balance sheet date and your amortization policy.

Note 10 – Intellectual Property, page F-17

5. We note that you allocated the purchase price of Type2 Defense to intellectual property since other assets acquired in the transaction had no fair value. We also note that you are required to issue additional shares of common stock to the seller upon achieving certain operational and customer milestones, and that you issued additional shares of common stock to the seller as advances related to the customer milestone and upon achieving the operational milestone during the nine months ended September 30, 2013. Finally, we note that the fair value of additional common shares issued as advances or upon achievement of milestones is recognized as an increase to intellectual property. Please tell us whether you accounted for the acquisition as an asset acquisition or the acquisition

of a business and the facts and circumstances that support your accounting treatment. In doing so, please address the following:

- If you accounted for the transaction as an asset purchase, explain to us why Type2 Defense is not a business as defined in ASC 805-10-20, and your basis in GAAP for the initial recognition of the asset and subsequent adjustments including the guidance you relied on;

- If you accounted for the transaction as a business combination, explain to us how your accounting complies with ASC 805, including your accounting for contingent consideration and your allocation of consideration to the identifiable assets acquired; and

- Tell us why the useful life of the intellectual property rights is not limited by any regulatory, competitive, economic or other factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Rick Basse, Controller